Exhibit 99.4

14 May 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited
Level 3, 22 Pitt Street
Sydney NSW 2000 Australia
Telephone (02) 8274 5305
Fax (02) 8274 5218
GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 4th Quarter and Full-Year FY07 Results on Monday, 28 May 2007.
A physical briefing for analyst/investors and media will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney at 11.00am. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:
Local: 02 9262 1856
International: +61 2 9262 1856
URL: http://www.ir.jameshardie.com.au/jh/results_fy2007/webcast_q4_and_full_year_fy07.jsp
A briefing will be held for analysts and investors on Tuesday, 29 May 2007, commencing at 10.30am at The Atrium Room, The Novotel, 270 Collins Street, Melbourne.
Yours faithfully
Steve Ashe
Vice-President, Investor Relations